Exhibit to Accompany
Item 77J
Form N-SAR

Green Century Balanced Fund
(the "Fund")


According to the provisions of Statement of Position
93-2 (SOP 93-2) "Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by
Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). As a result, the Fund has reclassified undistributed net investment income of $448 and reduced undistributed net realized losses by $448 for the year ended July 31, 2003.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.